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SEC FILE NUMBER	1-15827

CUSIP NUMBER	92839U107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VISTEON CORPORATION

Full Name of Registrant

Former Name if Applicable

One Village Center Drive

Address of Principal Executive Office (Street and Number)

Van Buren Township, Michigan 48111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Visteon Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 could not be filed within the prescribed time period because Visteon could not complete the preparation of the required information without unreasonable effort and expense as a result of its determination to restate certain prior period financial statements. As previously reported in its Current Reports on Form 8-K filed on May 10, 2005, August 1, 2005 and October 21, 2005, the Audit Committee of the Board of Directors, with the assistance of outside counsel, conducted an independent review of the accounting for certain transactions originating in the company’s North American purchasing activity. In a Current Report on Form 8-K of Visteon filed on October 21, 2005, Visteon disclosed that the independent review was complete and that the company has determined that certain expenses for freight, raw materials and other supplier costs originating in North America were recorded in periods after December 31, 2004, and should have been recorded in prior periods. Based on the results of this review, the company concluded that its financial statements for the years ended December 31, 2004, 2003 and 2002 included in its 2004 Form 10-K (and the related 2004 Management Report on Internal Control Over Financial Reporting) should no longer be relied upon, and that restatements will be required for these periods. The Audit Committee’s independent review has also determined that many of the accounting errors resulted principally from improper conduct on the part of two former, non-executive finance employees responsible for the accounting oversight of these matters, and specifically from the periodic setting of accruals for freight expenses at inadequate levels, as well as delays in the processing of freight payments and raw material price increases without adequate consideration of applicable accounting standards.

Visteon plans to complete its review of the proposed adjustments to facilitate the filing of restated quarterly and annual financial results for 2004, 2003 and 2002, to be included in an amended 2004 annual report on Form 10-K/A and quarterly reports on Form 10-Q for 2005, with the SEC in the fourth quarter of 2005.

Although management has not completed its analysis of the impact of the matters noted on its internal controls over financial reporting, management expects that there are one or more material weaknesses (as defined by the Public Company Accounting Oversight Board’s Auditing Standard No. 2) as of December 31, 2004, in addition to those previously reported.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James F. Palmer	(734)	710-7110

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   Yes ☑   No

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

Visteon announced a preliminary net loss of $200 million for the third quarter ended September 30, 2005 compared with a net loss of $1.4 billion for the comparable fiscal period in the prior year as reported in its Annual Report on Form 10-K for the year ended December 31, 2004 and filed on March 16, 2005. Visteon’s press release announcing these preliminary third quarter 2005 financial results was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in Visteon’s Current Report on Form 8-K filed on November 8, 2005.

VISTEON CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 10, 2005	By	/s/ James F. Palmer

(James F. Palmer, Executive Vice President and Chief Financial Officer)